SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: July 1, 2005
By: /s/ Nancy C. Gardner

6 June 2005.   Reuters And ICAP Enter Into Extended Data Agreement

London – Reuters (LSE: RTR; NASDAQ: RTRSY) and ICAP plc (LSE: IAP), the world’s largest inter-dealer broker, have agreed to enter into a new five-year agreement which will continue to bring Reuters and Telerate customers an extensive range of ICAP’s benchmark fixed income, interest rate and foreign exchange data. The ICAP deal supports Reuters aims to bring financial professionals leading data and trading capabilities.

This agreement replaces and significantly extends both Telerate’s and Reuters previous agreements with ICAP. It maintains Telerate’s exclusive distribution arrangement for the BrokerTec US Treasury pricing and swaps data found in Telerate’s ‘benchmark pages’ (in particular pages 500 and 19901), which will be extended to Reuters users. The arrangement also includes new data sets that ICAP has previously not made available to either company including information relating to energy, commodities, credit, fixed income and interest rates.

This content will be available to the Reuters and Telerate client base starting from today.

Tom Glocer, Reuters CEO, said: “Reuters is delighted to be extending and enhancing our relationship with ICAP. The ICAP agreement follows a raft of major initiatives at Reuters including the acquisition of Telerate and the launch of fixed income and foreign exchange trading over Reuters desktops. We believe the combination of the high quality content from ICAP, the new Telerate community and Reuters own leading data and trading capabilities will set us apart and bring our customers a winning solution.”

Michael Spencer, Group CEO, ICAP, commented: “ICAP believes that the Reuters acquisition of Telerate will be seen as very positive for the marketplace. With the additional ICAP information, inclusive of the US Treasury prices, and Reuters impressive distribution capabilities, their clients will now be able to access ICAP’s benchmark data. We look forward to continuing our successful and long standing relationship with Reuters.”

This agreement follows an earlier announcement issued today in which Reuters announced it has completed its acquisition of Telerate. Terms of the agreement were not disclosed.

Ends

Press contacts:

Yvonne Diaz
Reuters PR Director
+44 20 7542 2615
+44 7990 560 615
yvonne.diaz@reuters.com

Mike Sheard
ICAP Director of Corporate Affairs
+44 20 7050 7103
Mike.sheard@icap.com

Note to Editors:

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

About ICAP

ICAP is the world’s largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

Please refer to www.icap.com for more information

6 June 2005.   Reuters Completes Telerate Acquisition

London – Reuters (LSE: RTR; NASDAQ: RTRSY) today announced it has completed its acquisition of Moneyline Telerate, first announced on 20 December 2004. The Telerate purchase gives Reuters customers access to industry-leading content and supports the company’s plans to grow its fixed income business.

Tom Glocer, Reuters CEO, said: “Telerate represents an important strategic move for Reuters. Telerate’s large US customer base and benchmark content provide an excellent platform from which to grow Reuters recently launched fixed income trading service and complement Reuters existing information offerings. We welcome Telerate customers and look forward to bringing the financial markets an even more robust product set.”

With more than 3,500 customers and over 30,000 user accesses in 80 countries and territories around the world, Telerate extends Reuters presence among core financial customers, particularly fixed income and buy-side firms which represent key growth areas for the company. The Telerate benchmark content and customer base complement Reuters Trading for Fixed Income, which in the three months since launch has customers across Europe actively trading with leading price makers. Other key assets include:

o	Telerate benchmark reference pages covering key data such as US Treasuries and agencies, mortgage-backed securities, international government and corporate bonds.

o	Exclusive content such as BrokerTec US Treasury data

o	Extension in key geographic areas – in particular North America, representing 50% of the fixed income market, and Japan, which accounts for approximately 20% of Telerate revenues.

In addition, Reuters has signed a new agreement with ICAP to replace and significantly extend both Telerate’s and Reuters previous agreements. It maintains Telerate’s exclusive distribution arrangement for the BrokerTec US Treasury pricing and swaps data found in Telerate’s benchmark pages, which will be extended to Reuters users. The arrangement also includes new data sets that ICAP has previously not made available to either company including information relating to energy, commodities, credit, fixed income and interest rates.

Financials

The total purchase price for Telerate was $145 million (£79 M) in cash and Reuters 14% holding in SAVVIS, Inc. The cash purchase price comprised the $100 million initial purchase price, a $21 million working capital adjustment and a $24 million increase for pre-close actions by Telerate which have reduced Reuters anticipated restructuring costs.

Reuters has also completed the acquisition of Quick Moneyline Telerate (QMT), Telerate’s distributor in Japan. The QMT purchase price paid to Quick Corporation had an agreed value of JPY1.9 billion (£10 M), subject to certain adjustments, made up of JPY1.1 billion (£6 M) in cash and Reuters 4.85% holding in Quick.

According to Moneyline Telerate accounts under US GAAP, Telerate’s 2004 gross revenue was $274 million (£143 M), with an operating loss of $42 million (£22 M) before depreciation and amortization. For 2003, Telerate gross revenue was $292 million (£152 M), with an operating loss of $87 million (£45 M).

Integration of the acquisition is expected to take 18 months and related integration costs are now expected to be around $58 million (£32 M), lower than the original estimate of $82 million as a result of restructuring actions Telerate took prior to completion. Reuters currently expects to charge approximately half of the restructuring costs in 2005. The acquisition is expected to be dilutive to Reuters adjusted EPS until completion of integration, at which point Reuters expects Telerate to become accretive to Reuters adjusted EPS and operating margins.

An integration team consisting of staff from both organisations is committed to ensuring continuity of service and support for Telerate customers. This team will determine, from a customer perspective, the best functionality and features to be developed from Reuters and Telerate products.

End

(1)Reuters adjusted EPS is before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals, measured for the Reuters Group excluding Instinet Group.

(2)Reuters adjusted operating margin is before amortisation of goodwill and intangibles, impairments and restructuring charges, measured for the Reuters Group excluding Instinet Group.

For more information, contact:

Yvonne Diaz
Reuters Corporate Communications
+44 20 7542 2615
yvonne.diaz@reuters.com

Miriam McKay
Reuters Investor Relations
+44 20 7542 7057
miriam.mckay@reuters.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to realize the anticipated benefits of the acquisitions is subject to risks related to the integration of the companies’ operations and products following completion, including achieving expected synergies, and general risks associated with the companies’ businesses. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies

7 June 2005.   NASDAQ and Reuters Launch New Venture to Help Companies Obtain Independent Analyst Coverage

Firms Cite Fact that Approximately 35% of U.S. Public Companies Lack Coverage

Media Conference Call Tuesday, June 7 at 10 a.m. EDT

New York, NY, June 7, 2005 — The Nasdaq Stock Market, Inc. (“NASDAQ®"; NASDAQ:NDAQ) and Reuters (LSE:RTR; Nasdaq:RTRSY), the global information company, today announced the formation of a new company to help public companies obtain independent analyst coverage.

The Independent Research Network (IRN) will aggregate multiple, independent research providers to procure and distribute equity research on behalf of under-covered companies to increase the market’s understanding of a company’s fundamental prospects. The service will be targeted to all companies listed in the U.S. as well as private companies looking for research coverage. Neither NASDAQ, Reuters nor IRN will play a role in preparing the research or issuing recommendations.

“We know that a lack of research coverage impacts company valuation, liquidity and ultimately the welfare and growth of public companies,” said Bob Greifeld, president and chief executive officer of The Nasdaq Stock Market, Inc. “It has long been a concern of ours that approximately 1,200 of NASDAQ’s 3,200 listed companies and 35% of all public companies have no research coverage. The Independent Research Network’s model addresses the issues of independence, credibility and distribution that have held the research category back. We believe IRN can begin to reverse the trend away from less information for investors to more and provide a better window into public companies.”

Devin Wenig, President of Business Divisions, Reuters stated, “Reuters is the global leader in providing independent, unbiased information to improve the transparency of financial markets. A significant reduction in the scope and scale of independent research coverage has resulted in a real “information gap” for thousands of companies and their investors. We look forward to using our content management and distribution capabilities in our new venture with NASDAQ to provide industry leadership to address this issue.”

According to publicly available data, approximately 50% of all publicly held companies have two or fewer analysts and approximately 35% of all public companies have no analyst coverage. According to Reuters Estimates, the global provider of real-time forecast information, since January 2002, 691 companies have lost analyst coverage representing over 17% of the entire universe of companies with analyst coverage.

IRN will be governed by a board made up of representatives selected by Reuters and NASDAQ and operated by a management team selected by the board. IRN will incorporate a Research Independence Panel made up of experts in the legal, research and regulatory fields. The panel’s mandate is to preserve the independent nature of IRN by ensuring the integrity and independence of the research being created. The IRN will deliver multiple research opinions per issuer over a multi-year contract term.

Reuters will provide research aggregation and distribution technology to IRN, including an innovative content management solution that was developed in connection with the Global Analyst Settlement.

Terms regarding the joint venture will not be released.

Media Conference Call Tuesday, June 7 at 10 a.m. EDT

NASDAQ President and Chief Executive Officer Bob Greifeld and Reuters President of Business Divisions Devin Wenig will conduct a media conference call to discuss the new joint venture and answer questions.

To listen to the call please dial USA Toll Free Number: 877-952-8410 or USA Toll Number (international): +1-210-795-9404. Leader: Bethany Sherman. Passcode: Independent.

An audio replay of the conference will be available approximately one hour after the call by dialing 800-879-5507 or 203-369-3989.

Media Contacts:

Bethany Sherman, NASDAQ

212.401.8714

Samantha Topping, Reuters

646.223.5223

samantha.topping@reuters.com

Investor Contact(s):

Vincent Palmiere, NASDAQ

212.401.8742

Miriam McKay, Reuters

44.207.572.7057

About NASDAQ

NASDAQ® is the largest electronic screen-based equity securities market in the United States. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks. For more information about NASDAQ, visit the NASDAQ Web site at www.nasdaq.com or the NASDAQ Newsroom at www.nasdaq.com/newsroom/.

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.